Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

Aon

Aon Stock Conversion Webcast, 1 March 2012

Introduction

Good afternoon everyone and thank you for joining us today.  Apologies for the slight delay, this was due to an unplanned fire alarm in Block 11 Devonshire Square.

The topic of today’s webcast is Aon’s corporate headquarters move to the UK, and more specifically the tax considerations for UK Colleague shareholders relative to the exchange of Aon Delaware common shares for Class A Ordinary Shares of Aon UK.  Aon has engaged PricewaterhouseCoopers to assist in providing tax support to our colleagues and PwC will be presenting today’s materials.  I am now pleased to introduce Susan Spash and Julie Ellis from PwC who will take us through today’s webcast.

Thank you, Jim.

Welcome to the Aon Corporate stock conversion webcast.  I would like to start by informing you that the information covered in this webcast is being presented for educational purposes, and should not be taken as specific legal, tax, investment or other professional advice.

In addition, before taking any specific action related to your investments or tax filings, we strongly encourage you to seek personal tax advice.

Additional disclaimers are listed at the end of the webcast.

Today we will discuss the UK tax considerations related to the Aon stock conversion including the tax consequences for UK shareholders, taxation of capital gains, Aon company equity programs, and additional information that may be helpful.  We will also discuss the available resources to assist colleagues:

including Fidelity, Computershare and the Aon Stock Conversion Assistance Program.

The slides and script to this webcast will be available on the Aon KE.

Our goal is to provide you with accurate and objective information related to this transaction and to help you appropriately plan and prepare for any tax or financial impact to you as a colleague and UK shareholder of Aon.

Our objectives today are:  to help you, as Aon colleagues, understand the UK tax implications of the transaction; to show you where to find the information that you will need, including the base cost of your Aon shares and provide you with information on the resources available to you.

As we go through the information, I encourage you to think about how this information might apply to you.  As we discuss a particular topic that is relevant to you, I suggest that you write it down so that by the end of the webcast, you will have already started to build your own action and follow-up plan.

As we go through the slides, we will refer to those colleagues who hold actual shares as “share holders”.

Colleagues who do not yet hold shares but are members of the various equity incentive plans and so hold for example restricted stock units or stock options, we will refer to as “award holders”

This webcast only addresses tax implications for UK resident, ordinarily resident and UK domiciled shareholders using UK tax legislation that is current at the time of this webcast.

As you may already be aware, for shareholders, the exchange of shares at the time of the transaction is taxable.

UK shareholders will recognise any gains or losses that are related to this transaction. If the colleague is an award holder i.e. they hold restricted stock units or stock options, the colleague will not be subject to tax in the UK as a result of the transaction.  We will discuss how the transaction affects the company equity programs later in this webcast.

The Aon UK shares will be quoted in US dollars on the New York Stock Exchange. There is no change of the currency or where the shares are quoted as the Aon Delaware shares are currently quoted on the New York Stock Exchange in US dollars.

Should shareholders decide to sell Aon Corporation stock in the open market prior to the transaction close date, this would be treated as a normal disposal for CGT purposes. The deemed disposal for UK CGT only applies to shares actually held at the transaction close date.

This section of the webcast will assist colleagues in identifying the information needed in order to calculate the capital gain or loss for the Aon share holders i.e. where the stock is held outright.

A capital gain is the increase in the value of a capital asset during the time in which the asset has been held.   Aon stock is considered a capital asset under the law, and, as such, the sale or exchange of the stock when the transaction closes will result in a capital gain or loss.  The capital gain or loss for this transaction is determined by taking the difference between the deemed proceeds of the Aon UK shares that are received and the colleague’s capital gains tax base cost of the Aon Corporation stock exchanged.

The closing date of this transaction will depend on a number of considerations, including the satisfaction of all required closing conditions such as receipt of necessary regulatory approvals.  Once these conditions are satisfied, the company has to take into account a number of factors in determining the closing date and make a decision that is in the best interests of the company and its shareholders as a whole.

The key concept in calculating a capital gain is that if the deemed proceeds of the shares received are greater than the base cost, then the result is a capital gain.  If the deemed proceeds are less than the base cost, then the result is a capital loss.  Whilst Aon stock is quoted in US dollars, for UK capital gains tax it is the sterling values that must be used. However the information sources available to colleagues are quoted in dollars and so we will use dollar figures but convert to sterling within the examples to reflect what is needed for a true UK calculation.

Later in the webcast, we will provide more detail and an example of how to calculate capital gains and losses.

Julie will now walk you through the terms that relate to this transaction and an example of how the capital gain or loss may be computed.

Thank you Susan. As no proceeds are physically paid as a result of the transaction we need to determine the deemed proceeds for UK CGT purposes. The deemed proceeds are the Fair Market Value, often abbreviated as FMV, of the Aon UK shares received.  The value of the Aon UK shares cannot be determined until the date of the transaction.

Once the transaction closes, the fair market value of the Aon UK shares will be available for viewing on the Aon Investor Relations website.  Colleagues should also be able to find the fair market value of the Aon UK stock on the website of their brokerage firm.

As already mentioned, for capital gains tax purposes, this FMV figure will be converted to sterling using the average exchange rate at the date of the transaction.

Additionally key transaction information will be available.

The Aon IR and the Aon KE will show the general information colleagues will need post transaction such as the FMV, the tax point for UK CGT purposes and the applicable exchange rate to use. The Fidelity site will contain information personal to the individual colleagues’ shareholding.

Here you can see a basic calculation of how we arrive at the deemed proceeds figure for UK CGT purposes.

The CGT base cost is typically the amount that was paid for the stock adjusted for certain items such as stock splits, dividend reinvestments, and taxable events.  The amount paid includes any fees or commissions that were paid as part of the purchase price. For example, if a colleague purchased $1,000 worth of stock and paid $50 in commissions and fees related to the purchase, their base cost would be $1,050.

Generally, the acquisition cost of stock is tracked in the participant trust account (or brokerage account) where it was initially purchased or acquired.  Most Aon colleagues will be able to contact Fidelity, MSSB or Computershare UK (for shares acquired from the Aon Sharesave Scheme) to receive the base cost information for their Aon shares.  However, if the stock was moved to a different brokerage firm, the acquisition cost information may not have been transferred.  Therefore, the cost would need to be calculated using the information available to the colleague.

After listening to this webcast, I encourage you to log onto the Fidelity, MSSB and/or Computershare UK website to obtain a list of all the Aon Corporation stock acquired and the base cost for such shares.

If colleagues own any stock which is not held via the participant trust or brokerage accounts, they should hold hard copy share certificates, if these have been misplaced, copies can be obtained via Computershare US.  A fee is likely to apply for this service.

As already mentioned, the Aon corporation stock is expressed in US Dollars, The base cost, if given in US Dollars, will need to be converted to sterling. For UK CGT purposes we must convert the base cost using the average exchange rate at the date of each acquisition.

Colleagues may hold stock which has been acquired in various tranches and over various periods of time.  For UK CGT purposes, stocks held are “pooled” to give a total number of shares and a total base cost.

However, there are special matching rules for disposals.  Each disposal is matched against shares acquired or held in a specific order and it is only once the matching rules have been applied, to the share history over time, that the CGT base cost for the current holding can be determined.  We consider these special matching rules in a later slide.

However, given the complexity of the order of matching and the rule changes over time; we would advise that colleagues seek assistance from either the PwC helpline or their tax advisor.

This slide shows the calculation of the “weighted average” or CGT base cost per share within the pooled holding.

It is not uncommon for an individual to acquire a number of shares in the same company over a period of time. The share matching rules are used to determine, when some shares are disposed of, which shares have actually been sold.

The share matching rules apply to all shares of the same class, in the same company, for example Aon Corporation common stock.

However, for many colleagues who have built up a share holding over time and have not previously made any disposals, the matching rules should not be relevant and the total share holding together with the total sterling base cost will be used to calculate the CGT base cost.

For colleagues who have historically both acquired and disposed of stock, the matching rules will need to be applied and due to the complexity of these, we would recommend that individual advice is sought.

Examples of disposals include a sale in the open market or a transfer to your spouse.  If the matching rules need to be applied, then for disposals from 6 April 2008, the matching rules are:

Disposals are matched firstly to any shares acquired on the same day as the disposal. Secondly, they are matched against any shares acquired in the 30 days following the disposal. Then, and only then, do we match against the pool of shares.

Colleagues should note that executing a spousal transfer may take time.

Most individuals who are resident and domiciled in the UK will be entitled to a UK CGT annual exemption each tax year. For both 2011/12 and 2012/13 this is £10,600.

Any capital losses realised by the colleagues during the year of the transaction will be offset against any gains realised in the year (to bring the taxable gains down to nil). If there are any excess losses these will be carried forward to future years.

If the colleague has losses brought forward from prior years, these will be offset against gains, to bring the taxable gains down to the level of the annual exemption.

Any gains remaining after the offset of losses and the annual exemption will be chargeable to UK CGT. Capital gains are treated as the top slice of an individual’s income.

The rate of UK CGT depends on the total level of the colleagues’ income and gains during the year. For example, if the colleague pays income tax at only 20% then capital gains will initially be taxed at 18%.

If, once a colleague has included capital gains, they straddle the threshold when income would otherwise be taxed at 40%.  For 2011/12 that threshold is £35,000.  Then the part of the gain that brings the colleague to the threshold will be taxed at 18% and the balance of the gain will be taxed at 28%.

If the colleague pays income tax of 40% or 50% then they will pay CGT at 28%.

Now that we have covered the main terms related to capital gains and losses, let’s walk through an example.

As seen in this example, we take the total gains realised and offset the in year losses to give the net gain. From this we deduct the annual exemption to give the chargeable gain, which in this case is taxed at 28%.

For Shareholders, the Aon UK shares will be treated as having been acquired at the date of the transaction.

The new base cost of the Aon UK shares received is the deemed proceeds figure calculated.  Therefore, on any future disposal of the Aon UK shares, only the gain above the new base cost will be within the scope of capital gains tax.

Susan will now walk you through the company equity programs.

Thank you Julie. So now that we have determined how to calculate the capital gain or loss on the Aon Corporation shares held outright, we will discuss how the transaction will impact company equity programs i.e. the award holders who hold awards but not actual shares at this point.

Shares not acquired through company equity programs at the transaction date are converted to mirror rights for Aon UK in new company programs using the same terms and conditions.

If a colleague owns unvested Aon restricted stock units (RSUs), they will be converted to unvested Aon UK restricted stock units.

Unexercised options will be converted to Aon UK unexercised options.

Unconverted PSUs will be replaced by unconverted Aon UK PSUs.

When the RSUs vest or PSUs convert or options are exercised, a colleague will receive Aon UK shares.  The same terms and conditions of the original company equity program remain intact after the transaction.

On the following slides I will walk you through how to calculate cost, acquisition date and capital gains for each award type.

The same terms and conditions will apply to Aon plans post-transaction, subject to the approved plans receiving re-approval from HMRC following the transaction. This re-approval process should just be a formality with HMRC.

For stock purchased through the SAYE scheme, the acquisition cost will be the option price determined at the start of the contract. The acquisition date is the date the option is exercised and the shares are acquired.  The gain that colleagues will recognise for shares acquired through the SAYE scheme is the fair market value of the Aon UK shares received less the CGT base cost, i.e. the weighted average base cost.

For stock purchased through the approved company share plan, the acquisition cost will be the option price determined at the date of grant. The acquisition date is the date the option is exercised and the shares are acquired. The gain that colleagues will recognise for shares acquired is the fair market value of the Aon UK shares received less the CGT base cost.

For stock purchased following the exercise of unapproved options, the acquisition cost will be the market value at the date the option is exercised.  The acquisition date is the date the option is exercised and the shares are acquired.  The gain that colleagues will recognize for shares acquired is the fair market value of the Aon UK shares received less the CGT base cost.

Please keep in mind that we have only addressed stock acquired through exercised options on this slide, unexercised options at the transaction date are exchanged for unexercised UK options with the same terms and conditions and, as such, would not generate a taxable event.

If a colleague’s shares are acquired from the vesting of Restricted Stock Units from the Aon Incentive Stock Programme (ISP) or the Aon Special Stock Programme (SSP) the acquisition cost will be the fair market value on the date the RSUs vest.  The acquisition date will be the date the RSUs vest. The gain that colleagues will recognise for shares acquired is the fair market value of the Aon UK shares received less the CGT base cost, i.e. the weighted average base cost.

If the shares are acquired from the distribution of performance shares from the Leadership Performance Programme, the Aon Benfield Performance Programme or the Aon Hewitt Performance Programme, the date of acquisition will be the date of distribution and the acquisition cost will be the fair market value at the date of distribution.  Again, the gain that colleagues will recognise for shares acquired is the fair market value of the Aon UK shares received less the CGT base cost.

Please keep in mind that if the RSUs are unvested and the PSUs undistributed, colleagues will receive RSUs and/or PSUs in Aon UK on the same terms and conditions - there will be no taxable event and no capital gain will be recognised.

The next section of the webcast focuses on additional information that may be relevant to colleagues for this transaction.

A colleague will be required to complete a self-assessment tax return, and capital gains supplementary pages, if total proceeds from capital transactions exceed £42,400, and/or total gains before the deduction of losses exceed the annual exemption of £10,600.

For colleagues who are required, as a result of the transaction to complete a UK tax return, they will need to notify HM Revenue & Customs of their “chargeability” to tax. Notification needs to be made by 5 October following the end of the tax year in which the chargeable event or transaction occurs.

It is currently unknown which tax year the transaction will occur in.

If the transaction occurs before 6 April 2012 it will fall into the 2011/12 tax year. If it occurs on or after 6 April 2012 it will fall into the 2012/13 tax year.

There are two different filing deadlines for UK self-assessment tax returns depending on the basis of filing. If filing a paper tax return the filing deadline is 31 October following the end of the tax year. If filing electronically, the deadline is 31 January following the end of the tax year.

If a tax return is not filed by the deadline this triggers an automatic £100 late filing penalty. The penalties increase significantly if a return is over 3 months late.

Assistance from PwC will be made available again for an additional window prior to the tax return filing deadline to assist colleagues with reporting the transaction on their tax returns.

Payment of the CGT will be due to HMRC by 31 January following the end of the tax year. So for this transaction this could be 31 January 2013 or 31 January 2014 depending on which tax year the transaction falls into.

If payment is not received by HMRC by the due date, interest will be charged on the unpaid amount. HMRC’s current rate of interest on unpaid tax is 3%. Furthermore, if the tax is still unpaid at 1 March following the end of the tax year a 5% surcharge will be levied.

Capital gains do not impact the UK payments on account system. Therefore, no “interim” payments will be required in respect of this transaction.

Now that we have covered the tax considerations of the transaction, Julie will provide some useful tips on how to obtain transaction information from the Fidelity website.

PwC are unable to access the colleagues Fidelity records. However, they are familiar with the site and can help colleagues to navigate this and obtain the relevant information.

Colleagues should note that following the exchange, Fidelity will continue to track the acquisition details of the stock, the only difference will be that they will be tracking Aon UK shares as opposed to Aon Corporation shares. Colleagues will be able to continue to use the Fidelity site in exactly the same way.

When colleagues enter the Fidelity Net Benefits site they will need to log into the NetBenefits Worldwide section. From there they will be directed to this Plan Summary page. This page lists the different plans the colleague participates in.

From here, colleagues need to select the link to the “Aon Participant Trust”. This section contains information on the stock which is owned by the colleague.

Once colleagues have linked into the Aon Participant Trust section they will see a Positions and Cost Basis section, which has three tabs - position summary, cost basis and closed positions.

To obtain the stock acquisition information, colleagues need to select the Cost Basis tab. The first page colleagues will then see shows the number of shares held and the closing market value for the previous day.

For a more detailed breakdown of the share holding, colleagues should select the “View Lots” link.

Colleagues should note that throughout the site there is a “print this page” option in the top right-hand corner of the screen.

Once colleagues have selected the “view lots” link they will be able to select either “open lots” or “closed lots”. Open lots means all of the colleagues existing stock held in the Fidelity account.

This part of the site shows the acquisition date, number of shares held and the base cost per share. This is the information which will be needed to calculate the colleagues UK CGT position.

On the left-hand side of the screen colleagues will see a menu of options. One of these options is “History”. By selecting this option colleagues will be able to see a summary of all previous stock sales via Fidelity. Colleagues have the option to select the period from which they would like the history report.

There is a vast range of information colleagues can extract from the Fidelity site. If colleagues need further assistance navigating the site they can contact the Fidelity contact centre which is available 24 hours a day, 5 days a week, or the PwC helpline.

This last section of the webcast is going to focus on the Aon Stock Conversion Assistance Program.  In this section, I will provide an overview of the program as well as the resources that are available.

All UK Aon colleagues who own shares of Aon Corporation are eligible for participation in the Stock Conversion Assistance Program.  This program offers several resources, including this webcast.

There is also a telephone assistance helpline open to current colleagues, at no charge to the colleagues.  This line is hosted by PwC and is staffed with tax and financial planners who are familiar with Aon and this transaction, so Colleagues are encouraged to call in or e-mail and receive answers to their questions in the first instance.  Should, after speaking to PwC, colleagues require more specific investment advice they are advised to speak to their personal tax advisor. We appreciate that not all colleagues will have a personal tax advisor and so colleagues can search for a local advisor at tax.org.uk.

PwC will also be offering CGT projections to UK Aon colleague shareholders impacted by this transaction to assist them in estimating their CGT liability.  These will be available after the transaction close date, when the price of Aon UK shares is known and the capital gains are determinable.

For the purposes of any capital gains tax planning discussions, as part of the Aon conversion assistance programme, colleagues will be asked to confirm the FMV they would like to assume.

Colleagues can reach PwC professionals by telephone at the number listed on the slide.  The hours are Monday to Friday, 9am to 5pm. Should call volume be high, colleagues may also be directed to a secure voicemail box, and a PwC team member will call them back the next working day.  The PwC email address is also listed.  Email responses are also by the next working day.

To access information related to Aon stock holdings, colleagues can contact Fidelity or Computershare UK using the details listed here or their normal contact at MSSB.

Colleagues should note that Computershare UK only deal with the Aon Sharesave scheme.

Thank you Julie, as the slide sets out, PwC have many years of experience in delivering broad-based employee tax and financial education services.  Our team of wealth and tax planning experts are based in offices throughout the UK.

OK, thank you to both Susan and Julie for the presentation. We have received a number of questions in anticipation of this webcast that I will read and ask if either Susan or Julie can address these for us.

The first and most frequently asked question is when is this transaction scheduled to occur?

This has been a very popular question. The closing date of this transaction depends on a number of considerations, including the satisfaction of all required closing conditions such as receipt of necessary regulatory approvals.  The transaction is currently scheduled to close in the second quarter of 2012 based on the proxy statement that was filed with the SEC on the 8th of February 2012.  The exact timing of the transaction is still unknown as there are a number of external factors, beyond the control of Aon, that will influence the date.  Once all conditions and external factors are satisfied, the company will take into account a number of factors in determining the final closing date, which may not necessarily fall into a UK tax year that is advantageous to all parties.  However, the company must determine a closing date that is in the best interests of both itself and its shareholders as a whole.

OK, next question.  If all I have is unvested RSUs from either the SSP or ISP programs ,does the transaction cause a taxable event for me?

No.  It’s only shares actually owned that are subject to the taxable event.

Ok, thank you, that is very straightforward. Next question.  Will Fidelity or Computershare UK or MSSB, whichever is appropriate, provide me with my base cost for the new Aon UK stock?

Yes.  After the transaction has closed, colleague’s will be able to obtain the base cost of their Aon UK shares by accessing their Fidelity or Computershare UK online participant trust or brokerage account, or by contacting a representative using the contact details listed in the webcast.

Ok.  A popular question - Can I transfer some of my stock to my spouse before the transaction?

Yes, this is possible and the actual gift from you to your spouse will not attract capital gains tax; your spouse effectively takes the shares at your base cost.  Then, following the transfer, the exchange and so capital gains tax event will be in their name and if they have not otherwise used their CGT annual exemption, any gain will first be set against this.  Additionally, if your spouse is a basic rate taxpayer, and you are a higher or additional rate taxpayer, gains above their annual exemption will firstly be taxed in their name at 18%; saving 10% CGT.  This tax planning is widely used in the UK.

It is important to understand that the transfer must be made on a “no strings attached” basis.

Your spouse will need to set up a separate brokerage account to receive the shares transferred from your Fidelity participant trust account.  Fidelity are unable to set up an account for your spouse unless they have a US social security number.  You will need to contact Fidelity and complete an international transfer request form to arrange for the shares to be moved. As there are a few steps involved, you should make sure that you allow sufficient time for the transfer to be completed and effective for UK tax purposes.

Alternatively, you can make the gift to your spouse by completion of a declaration of trust, which moves the beneficial ownership into your spouse’s name.  This is a legal transfer document and is recognised for UK tax purposes.  PwC can assist you with this paperwork and process as part of the helpline support.  If the gift is effected by a declaration of trust, whilst it is not necessary to re-register the shares in your spouse’s name and with their own brokerage account, it is likely to be a good idea to simplify future administration going forwards - in terms of tracking each of your own individual holdings and base costs.

The transfer is absolute and so once the shares are transferred to your spouse, any future dividends will be taxable on your spouse.  If your spouse pays tax at a lower rate than you, this could also prove to be good planning.

Another question about gifting now. Can I gift my stock to charity prior to the transaction close date?

Yes.  There will be no capital gains tax due on the gift of your Aon stock to a UK registered charity.  Additionally, as Aon Stock is registered on the New York Stock Exchange you will qualify for income tax relief, at your marginal rate on the market value of the stock at the date of gift.

Ok thank you, now for a more general question - what are the tax consequences if I sell my Aon stock prior to the transaction?

Well, if the shares are sold prior to the transaction, a shareholder will recognise capital gains or losses based on the actual net sale proceeds and the CGT base cost of the shares sold.

After the exchange, what is the tax position for dividends paid on the new Aon UK shares?

Any dividends paid on the Aon UK shares will be treated and taxed in exactly the same way as the current tax treatment for dividends from Aon Corporation.

And the final question: where on my tax return do I report the capital gains that result from this transaction?

Any capital gains realised as a result of this transaction would be reported on the supplementary capital gains pages of the Colleague’s individual self-assessment income tax return in the same way that any other sales of quoted securities would be reported.

Assistance will be available from PwC for an additional period prior to the UK tax return filing deadline to assist colleagues with such reporting.  The details of this will be made available to colleagues nearer the time.

There was a lot of information covered in this presentation.  So the recorded webcast and slides will be placed on the Knowledge Exchange on Monday and available for replay.  In addition, the slides and a transcript of the presentation will be filed with the SEC and will be available to the general public.

If you have any additional questions these can be submitted to the Aon stock conversion e-mail box eaaonsupport@uk.pwc.com or to PwC on 020 7212 1415.

Finally I want to thank Susan, Julie and all the PwC team, who together with Judith Gibbs and Stephen Gale from our tax team, who have put in a huge amount of work to support this issue.

Thank you again for your time today, I apologize again for the slight delay at the beginning of the webcast.  I hope you found the information provided useful.  This webcast is now concluded, you may now disconnect.

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4.  In connection with the proposed reorganization, Aon filed with the SEC a definitive proxy statement.  The proxy statement was mailed to Aon stockholders on or about February 10, 2012. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.